SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001 - 14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Leste Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4° Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

1. Minutes of a meeting of the Shareholders of Tele Leste Celular Participações S.A., dated February 22, 2006.

FREE TRANSLATION

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ/MF nº 02.558.144/0001-93 NIRE nº 35 3 0032612 1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

1. DATE, TIME AND PLACE OF THE MEETING: Meeting held at 2:00 p.m., on February 22, 2006, at the Company’s headquarters, located at Av. Roque Petroni Junior, 1464 - térreo (Auditorium), in the City of São Paulo, State of São Paulo.

2. CALL NOTICE: The call notice was published in the “Diário Oficial do Estado de São Paulo” (Business Section - pages 7, 7 and 8, respectively) and in the “Gazeta Mercantil” (pages A-10, C-3 and C-3, respectively), on December 6, 7 and 8, 2005, and with a new Call Notice, in accordance with the Notice to Shareholders published on January 27, 2006, in the “Diário Oficial do Estado de São Paulo” (Business Section - pages 14, 15 and 10, respectively) on January 27, 28 e 31, 2006 and in the “Gazeta Mercantil” (pages A-9, A-9 and C-1, respectively), on January 26, 27 and 30, 2006.

3. ATTENDANCE: Shareholders representing over 2/3 (two thirds) of the voting capital stock of the Company, reaching, thus, the legal quorum required for the approval of the resolutions set forth in the Agenda of this General Extraordinary Shareholders Meeting, as reflected in the signatures in the Registration Book of Shareholder Attendance at General Meetings Nr. 01, page 27.

4. BOARD: The meeting was chaired by Mr. Bruno Angelo Indio e Bartijotto and having as Secretary Ms. Adriana Pallis Romano. In compliance with the article 164 of Law Nr. 6,404/76, Mr. Wolney Querino Schuler de Carvalho, member of the Board of Auditors of the Company, attended the Meeting. The following also attended this Meeting: the Vice President for Clients of the Company, Mr. Guilherme Silvério Portela Santos, and the representatives of the companies Deloitte Touche Tohmatsu Auditores Independentes, Mr. José Domingos do Prado, Planconsult Planejamento e Consultoria, Mr. Rodolfo Mato, and Goldman Sachs & Companhia, Mr. Guilherme Bottura.

5. RESOLUTIONS: Beginning the meeting, the Chairman clarified that the minutes of the shareholders meeting would be recorded as a summary of what occurred, including only a record of the resolutions as allowed by article 130, 1st paragraph of Law nr. 6,404/76. Then, the Chairman informed those present that documents or proposals, votes or dissents from the resolutions to be considered should be presented in writing to the chair, which for such purposes would be represented by the Secretary. In addition to that, the Chairman informed those present that the documents relating to the resolutions to be considered in the meeting were available at the Chairman’s table and that such documents were made available to the shareholders pursuant to the Instruction CVM nr. 319/99 since the date of publication of the conditions of the restructuring described in the Relevant Fact dated as of December 4th, 2005 and published on December 6th, 2005 (the “Relevant Fact”).

FREE TRANSLATION

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ/MF nº 02.558.144/0001-93 NIRE nº 35 3 0032612 1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

The shareholders discussed the matters indicated in the agenda and have resolved the following, with those legally impeded from voting having refrained from doing so:

(a) to approve by the majority of the votes of the shareholders in attendance, in its entirety and with no reservation, the Financial Statements of the Company drawn up on September 30, 2005, previously examined by the Independent Auditors and approved by the members of the Board of Auditors and Board of Directors, ad referendum of this shareholders’ meeting. Such Financial Statements were made available to all the shareholders as informed in item 2.9 of the Relevant Fact, pursuant to the terms of Article 3rd of CVM Instruction No. 319/99. It was clarified to the shareholders in attendance that the Financial Statements of the Company dated September 30, 2005, were submitted to the shareholders’ meeting because they are part of the documents used in the corporate restructuring transaction, which is the subject of a resolution of this shareholders’ meeting, as mentioned in the Relevant Fact, for the purposes of the valuations and pursuant to the terms of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification, which shall be submitted to the shareholders next.

(b) to approve, by the majority of votes of the shareholders in attendance, representing more than half of the voting shares of the Company, the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (hereinafter referred to as “Protocol”) entered into by the managers of the Company, Telesp Celular Participações S.A., (“TCP”), and others, which sets forth the terms and conditions of the merger (incorporação) of the Company into TCP, resulting in the dissolution of the Company. The members of the Board of Directors and Board of Auditors expressed their opinion in favor of the Protocol, which becomes part of the minutes of this shareholders’ meeting as Exhibit I.

(c) to ratify, by the majority of votes of the shareholders in attendance, representing more than half of the voting shares of the Company, and without any restrictions, the appointment carried out by the managers of the Company of the specialized companies ((i) Deloitte Touche Tohmatsu Auditores Independentes, company with head office in the Capital of the State of São Paulo, at Rua Bela Cintra, 881, enrolled with the CRC (Accounting Association) under No. 2 SP 011609/O-8 and with the Taxpayers’ List (CPNJ) under No. 49.928.567/0001-11, represented by Mr. José Domingos do Prado, enrolled with the CRC

FREE TRANSLATION

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ/MF nº 02.558.144/0001-93 NIRE nº 35 3 0032612 1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

(Accounting Association) under No. CRC 1SP185087/O-0, for the preparation of the statutory book value reports on the net assets of the Company, pursuant to article 227 of Law 6,404, of December 15, 1976, for purposes of determining the amount of the capital increase of TCP with the net assets of the Company to be merged, under the terms set forth in the Protocol; (ii) Goldman Sachs & Companhia, company with head office at Avenida Presidente Juscelino Kubitschek, 510, 6th floor, represented by Mr. Matheus M. Villares, Officer, for the preparation of the valuation reports on the Company and TCP, at economic values, based on the discounted cash flow method for purposes of determining the exchange ratio of the shares issued by the Company to be extinguished for new shares to be issued by the TCP and distributed to the shareholders of the Company; and (iii) Planconsult Planejamento e Consultoria, company with head office at Avenida das Nações Unidas, 13,797, Block II, 17th floor, Morumbi, ZIP code 04794-000, represented by Mr. Edgar V. Salem, for the preparation of the valuation reports on the net assets of the Company and TCP at market prices for purposes of Article 264 of Law 6,404/76.

(d) to approve, by the majority of the votes, representing more than half of the voting shares of the Company, and without any restrictions, the Valuation Report on the net assets of the Company to be merged into TCP, based on the book value as of September 30, 2005 of R$320,029,960.00 (three hundred twenty million, twenty-nine thousand, nine hundred and sixty reais) by the specialized company Deloitte Touche Tohmatsu Auditores Independentes, whose appointment was ratified by this shareholders’ meeting (and whose report becomes part of this instrument as Exhibit II), in such a manner as to give effect to the merger of the Company into TCP pursuant to the provisions of Article 227, first paragraph, of Law 6,404/76.

(e) to approve, by the majority of votes, representing more than half of the voting shares of the Company, the exchange ratio of the shares issued by the Company to be cancelled, with the dissolution of the Company on account of the merger, for new shares to be issued by TCP and to be directly distributed to the shareholders of the merged company, which was set at 3.8998 common or preferred shares of TCP for each new share of the same kind issued by the Company, according to the criterion provided by the Protocol approved at this shareholders’ meeting, which was based on the economic values of the Company and TCP, valued using the same criteria, based on the discounted cash flow method, as of September 30, 2005, calculated by the independent company Goldman Sachs & Companhia, whose appointment made by the managers of the Company was ratified at this shareholders’ meeting. Pursuant to the terms of the approved Protocol, it was informed that those shareholders of the Company that, on account of the exchange ratio, were entitled to a

FREE TRANSLATION

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ/MF nº 02.558.144/0001-93 NIRE nº 35 3 0032612 1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

fraction of a share shall receive, pro rata based on the fractions of each one, the net value at market prices of the grouped fractions determined through an auction (or auctions, if the case may be), to be held at the Bolsa de Valores de São Paulo – Bovespa. Such payment to the shareholders shall be carried out within five (5) business days from the date the last auction is held.

Furthermore, the Chairman clarified that, pursuant to Article 264 of Law 6,404/76 and only for the purposes of comparing the exchange ratios resulting from the adoption of the economic value criterion by the companies in the Protocol with those resulting from the criterion of net assets at market prices, the information related to the exchange ratios based on the criterion of net assets at market price as of September 30, 2005, calculated by Planconsult Planejamento e Consultoria, were available on the Chairman’s table.

As a result of the approval of the exchange ratios of the shares issued by the Company for shares to be issued by TCP, it was a approved, by majority of votes of those in attendance, the merger of the Company into TCP and its consequent dissolution under the proposed terms, the management of the Company being authorized to carry out all the acts necessary for the formalization of the merger of the Company into TCP, approved hereby, before public bodies and third parties in general, especially the subscription of the capital increase of TCP on the account of the shareholders of the Company, pursuant to Article 227, second paragraph, of Law 6,404/76, by any of its officers or those whom they may designate.

The Chairman also reminded those present that, pursuant to the terms of the Protocol, the shares issued by TCP to be distributed to the shareholders of the Company shall be entitled to the same rights of the shares issued by TCP, currently outstanding, common and preferred, including, with respect to the preferred shares, the full right to vote as long as dividends to which the preferred shares issued by TCP currently outstanding are entitled are not paid. The provisions of item 4.4 of the Protocol, as informed in the Relevant Fact (item 2.2) shall be observed in regard to dividends of the Company.

The shareholders of the Company took note of the fact that the merger of the Company into TCP was preceded by an analysis by the independent company Goldman Sachs & Companhia, pursuant to Article 30 of the Bylaws of the Company, it being the case that in the valuation report prepared by Goldman Sachs & Companhia, which was made available to all the shareholders of the companies involved in the Corporate Restructuring, it is indicated that, as the exchange ratios set by the Boards of Directors of the Companies are within the

FREE TRANSLATION

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ/MF nº 02.558.144/0001-93 NIRE nº 35 3 0032612 1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

ranges of exchange ratios resulting from the ranges of indications of values of the Companies extracted from the valuation report, consistently applied, equitable treatment was given to the interested companies.

Furthermore, the Chairman informed that, pursuant to Articles 136, IV, and 137, items IV to VI of Law 6,404/76, the shareholders that hold common shares of the Company and that dissented from the merger into TCP shall be entitled to withdraw from the Company by means of the reimbursement of the shares that they are proven to have held, according to the register of the Company as of the end of December 2, 2005, including such day. Such shareholders may opt, pursuant to Article 264, first paragraph, Law 6,404/76, to receive the reimbursement value of the shareholders’ equity of the Company presented on the balance sheet drawn up on September 30, 2005, in the amount of R$33.18 per share or the value of the shareholders’ equity of the Company at market prices in the amount if R$24.99 per share. The preferred shareholders shall not be entitled to appraisal rights because such shares possess liquidity and dispersion in the market, as defined in Article 137, II, items a and b, of Law 6,404/76. The deadline and the conditions to qualify for the exercise of said appraisal rights for common shareholders shall be informed at the appropriate time by means of the publication of a Notice to Shareholders.

6. ADJOURNMENT: The Chairman offered the opportunity to speak to whoever wished and, as there was no request, the shareholders’ meeting was adjourned and these minutes were drawn up as a summary of what occurred, under the terms allowed by Article 130, 1st paragraph of Law nr. 6,404/76. Next, the minutes were read, found to be in order and signed by all those in attendance. São Paulo, February 22, 2006. Signatures: Bruno Angelo Indio e Bartijotto - Chairman; Adriana Pallis Romano - Secretary; Brasilcel, N.V., Sudestecel Participações Ltda., Tagilo Participações Ltda., Avista Participações Ltda. - p.o.a. Bruno Angelo Indio e Bartijotto; Pólo HG Fundo de Investimento em Ações, Vinson Fund, LLC - p.o.a. João Carlos de Almeida Gaspar; Polo Norte Fundo de Investimento Multimercado - p.o.a. João Carlos de Almeida Gaspar; The Bank of New York - p.o.a. Renato Mauro Richter.

Certified a true copy of the original, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto	Adriana Pallis Romano

Chairman - OAB/RJ 87.277	Secretary - OAB/SP 113.425

FREE TRANSLATION

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Publicly-held company with authorized capital

CNPJ/MF nº 02.558.144/0001-93 NIRE nº 35 3 0032612 1

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail

Important Notice: Investors in ADSs of the Company and U.S. holders of common shares and preferred shares of the Company are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2006

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer